EXHIBIT 99.5

Press Release dated January 13, 2004

     Oppenheimer selects Sprint Canada to design, integrate and manage its IP communication service needs

     VANCOUVER, Jan. 13 /CNW/ - Sprint Canada Inc. and The Oppenheimer Group today announced the implementation of a multi-year agreement through which Sprint Canada will provide its IP Enabled Solutions to the full service produce marketing company, as it seeks to consolidate its communications and operate its network even more efficiently utilizing an Internet Protocol platform.

     The agreement will enable Oppenheimer to focus on its core businesses and reduce its communications costs while relying on Sprint Canada to power its network. Sprint Canada will partner with Sprint in the United States to provide the solutions for the U.S.-based Oppenheimer facilities, providing seamless integration that allows the company to connect all of its North American operations under a single technology platform.

     “We needed a credible communications provider with a solid track record and the expertise to assist Oppenheimer to quickly transition to an IP platform, and we found that in Sprint Canada,” said Doug Grant, chief information officer, Oppenheimer. “Sprint Canada understood our needs, provided an aggressive implementation plan, flexible pricing and one single point of contact for North America. These advantages made Sprint Canada stand out from their competition as the right choice for our communications needs.” Added Greg McCamus, president, Sprint Canada Business Solutions, “The implementation of our IP Enabled Solutions will help ensure that Oppenheimer has the communications network it needs to provide cost efficient services and leverage performance advantages to improve communication between locations on both sides of the border.” Sprint Canada launched its IP Enabled Solutions in September 2003. The new technology is designed to allow businesses to easily establish new IP-based networks or transition existing networks to IP based services without additional capital outlay. IP Enabled Solutions offers highly reliable and secure connectivity and provides the opportunity for ongoing costs savings and more efficient management of resources, enabling businesses to more effectively re-deploy their IT resources.

     IP Enabled Solutions complements Sprint Canada’s portfolio of voice, enhanced voice, data and IP services for businesses of all sizes. Sprint Canada is the only Canadian telecommunications company that can provide a seamless North American network through its partnership with Sprint, a global integrated communications provider widely recognized for developing, engineering and deploying state-of-the-art network technologies. Businesses wanting to learn more about Sprint Canada IP Enabled Solutions can call 1-866-842-3433 or visit www.sprint.ca/ip

     About Sprint Canada

     Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. (TSX: FON, FON.B) a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to consumer and business customers. Sprint Canada and Call-Net are headquartered in Toronto, own and operate an extensive national fibre network and have over 134 co-locations in nine of Canada’s largest metropolitan markets. Call-Net is listed on the Toronto Stock Exchange and its shares trade under the symbols FON and FON.B. For more information, visit www.sprint.ca and www.callnet.ca.

     About The Oppenheimer Group

     The Oppenheimer Group is a full-service produce marketing company headquartered in Coquitlam, British Columbia. Oppenheimer supplies the North American marketplace with a wide range of fresh fruits and vegetables from around the world, including apples, pears and kiwifruit from New Zealand, grapes and stone fruit from Chile, and citrus items from Asia. Oppenheimer was established in 1858, and is now among one of B.C.’s oldest established companies. In 1985, Oppenheimer expanded its operations to the U.S. and now brings quality produce from the farm gate to the family plate, through eight strategically located U.S. offices, as well as two in Canada and one in Chile. In 2001, Canada’s National Post recognized the Oppenheimer Group as one of the country’s ‘50 Best Managed Companies’, a designation recently renewed for 2004.

For further information: Karen O’Leary, Corporate Communications,
(416) 718-6445, karen.oleary@sprint-canada.com